June 24, 2011

VIA ELECTRONIC SUBMISSION

Ms. Jessica Livingston
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Santa Lucia Bancorp
Registration Statement on Form S-1
SEC File No. 333-173201

Dear Ms. Livingston:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Santa Lucia Bancorp (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-173201), initially filed on March 31, 2011 and amended on June 7, 2011, together with all exhibits thereto (the “Registration Statement”).  The Company is requesting withdrawal of the Registration Statement because it has elected not to pursue the registration of the securities included therein at this time.  No securities were sold pursuant to the Registration Statement.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Should you have any questions regarding the withdrawal, please contact the Company’s legal counsel, Kenneth E. Moore of Stuart | Moore Law at (805) 545-8590.

Thank you for your assistance in this matter.

Sincerely, Santa Lucia Bancorp /s/ John C. Hansen John C. Hansen President and Chief Executive Officer

7480 El Camino Real P.O. Box 6047, Atascadero California 93422